Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PsiloThera, Inc.
17 Cerchio Basso
Henderson, NV 89011
https://www.psilothera.com/

Up to $5,000,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PsiloThera, Inc.
Address: 17 Cerchio Basso, Henderson, NV 89011
State of Incorporation: WY
Date Incorporated: September 18, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below. Note these perks do stack with the other offering perks. You will only receive the highest level bonus share perk you are eligible for.*

Company Perks*

Time-Based Perks

Friends & Family Bonus

Invest in the first 72 hours and receive 10% bonus shares.

Amount-Based Perks

Tier 1: $50,000+

Invest $50,000 or more and receive 5% bonus shares

Tier 2: $75,000+

Invest $75,000 or more and receive 7% bonus shares

Tier 3: $100,000+

Invest $100,000 or more and receive 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Psilothera will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Psilothera, Inc. is a pioneering Life Sciences Company deploying Quantum Technology + AI in drug development of proprietary Psilocybin ("Magic Mushroom") based Therapeutics.

Psilothera will target the $100 Billion Healthcare Market and specifically the $15.8 Billion Depression, $4.7 Billion Anxiety, $9.58 Billion ADHD, and the $5.8 Billion Anti-Addiction Drug Markets.

Healing & Treatment Focus:

Mental Illnesses: Depression, Anxiety, PTSD, Eating Disorders & Addictions.

Cognitive Diseases & Neurological Disorders: Alzheimer's, Dementia and Autism.

Psilothera Tele-MentalHealth: HIPPA Compliant Therapeutic Platform & Patient Portal.

Features & Functionality: Psilocybin Microdosing Dispensary +Zoom ISV Partner (Video Platform) + Practitioner Services.

Competitors and Industry

There all several competitors that are developing psychedelics and psilocybin-based therapeutics and therapies and are in the same space as Psilothera and include:

Atai Life Sciences $214.3 Million IP (Reported: June 2021) Market Cap of $2.23 Billion.

Compass Pathways (CMPS): Market Cap of $1.42 Billion

Mind Med (MMED): Market Cap of $768.41 Million.

Numinus Wellness (NUM.V): Market Cap of $184.41Million

Market Opportunity: Psilothera will target the $100 Billion Healthcare Market and specifically the $15.8 Billion Depression, $4.7 Billion Anxiety, $9.58 Billion ADHD and the $5.8 Billion Anti-Addiction Drug Markets.

Current Stage and Roadmap

Current Stage Development

We are currently at the Pre-Clinical Drug & Formulation Stage with future plans of seeking FDA approval for Breakthrough Therapy Designation.

Psilothera partners with Zoom's Healthcare ISV Program to develop the Psilothera Tele-Health Mental Healthcare Video Platform.

Psilothera is in the final stages of a technology licensing agreement negotiation and has agreed in principle to develop with a Quantum Technology Company.

Furthermore, Psilothera's Proprietary Therapeutic Process is in Late-Stage Development.

Future Roadmap

Psilothera Fungi Grow & Lab: Pre-Launch Stage.

Psilothera shall also seek Psilocybin Licensing in Oregon to legally grow & cultivate, provide therapy, prescribe, dispense and further drug & formulation development.

The Team

Officers and Directors

Name: John Patrick Atanasio, Sr.

John Patrick Atanasio, Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & CEO
  Dates of Service: September 08, 2020 - Present
  Responsibilities: Management Oversight of Company

Other business experience in the past three years:

- **Employer:** Tattoo Tequila, Inc.
  Title: CEO
  Dates of Service: May 27, 2011 - Present
  Responsibilities: Managerial Oversight of Company

Other business experience in the past three years:

- **Employer:** Big Island Chocolate Company, Inc
  Title: CEO
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Managerial Oversight of Company

Other business experience in the past three years:

- **Employer:** Skull + Monarch, Inc.
  Title: CEO
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Managerial Oversight of Company

Other business experience in the past three years:

- **Employer:** Karmana Global, Inc.
  Title: CEO
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Managerial Oversight of Company

Other business experience in the past three years:

- **Employer:** HV Global Marketing Corporation
  Title: Sales Advisor
  Dates of Service: November 01, 2019 - November 01, 2020
  Responsibilities: Sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the

PsiloThera, Inc. Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Psilothera, Inc .Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering 1,000,000 share of Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of

Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be a successfully developed and or licensed product to bring to market, namely Psilocybin Based Therapeutics, tele-health platform or Therapeutic Professional Healthcare Services and may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best

interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of of Psilocybin based Therapeutics . Delays or cost overruns in the development of our Therapeutics and Therapies and or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The PsiloThera, Inc. Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Psilothera, Inc. was formed on September 18, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PsiloThera, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and is pre- revenue. If you are investing in this company, it’s because you think that the use of Psilocybin Treatment for Mental Health Illnesses & Cognitive Diseases in a Clinical Setting is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PsiloThera,Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PsiloThera, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Early Stage Company with no operating history.
The Company has no operating history and has not generated any revenues to date. The Company expects that operating losses will be incurred until such time, if ever, as our sales of our Mushroom and Psilocybin products generate sufficient revenues to produce profits. The Company will incur losses for the foreseeable future due to the costs associated with Establishing treatment centers and mushroom grow facilities, product development, branding, distribution and marketing and other activities to develop our product mix. Our ability to achieve profitability will depend on our ability to successfully develop innovative, high quality products and to successfully market them. There is no assurances the Company will ever achieve profitable operations.

The Company faces competition that may reduce its market share and margins.
Mental Health & Wellness industries involving Psilocybin and Mushroom are newly emerging sectors and expected to be highly competitive and have many regulatory and licensing challenges. The Company's competitors range from newly funded and or Public companies Including, but not limited to: Compass Pathways,Revive Therapeutics, Numinus Wellness Inc., Mind Med Medicine and Atai Life Science to name a few. Many of the Company's present and potential competitors have or may obtain greater financial and marketing resources than those of the Company. Furthermore, the Company competes for qualified management personnel with other Mental Health Care & Wellness companies. There can be no assurance that the Company will not encounter competition in the future, due to, among other things, established companies enter- ing the Company's markets with similar products, which could limit the Company's ability to attract consumers and expand its business, or maintain profitable pricing levels, which could have a material adverse effect on the Company's financial condition or results of operations. Furthermore, increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices, which would adversely affect the Company's results and

hinder its growth potential.

Regulatory decisions and changes in the legal and regulatory environment could Increase our costs and liabilities or limit our business activities.
he Company's operations will be subject to extensive regulatory requirements regarding Therapeutic Care, Psilocybin production, product liability, distribution, marketing, labeling, advertising, labor and environmental issues. Changes in laws, regulations or governmental policy, could cause us to Incur material additional costs or liabilities that could adversely affect our business. In particular, governmental bodies in countries where the Company operates may impose new labeling or production requirements, limitations on the advertising activities used to market Psilocybin Mushrooms restrictions on retail outlets or other restrictions on marketing and distribution. Regulatory authorities under whose laws the Company operates may also have enforcement power over actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

The Company's business may be adversely impacted by unfavorable economic conditions or other developments and risks in the countries where it operates.
he Company's business is dependent on general economic conditions in the United States, Canada, Mexico, Europe, Australia & New Zealand and elsewhere. A significant deterioration in these conditions, Including a reduction in consumer spending levels, could have a material adverse effect on the Company's business and results of operations. In addition, the Company may be adversely affected by political and economic developments in any of the countries where the Company has or plans to have distribution networks.

The launch of new products is inherently uncertain.
The failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for the Company's products and erosion of its competitive and financial position.

There is no guarantee that Psilocybin " Magic Mushrooms" shall be decriminalized and of Legalized on a National level (U.S.).
If this were to occur could significantly impact the Company ability to be financially sustainable.

There is No guarantee that the Company will obtain Licensing to operate its Psilocybin based business.
The Company expects that it has the qualifications and it shall meet the criteria to secure required licensees but there is no guarantee.

Although current research is very promising, there is no guarantee that Psilocybin will have any expanded positive Clinical success in the treatment of various mental disorders or cognitive diseases.
The Company is focused on both Mental illnesses and Cognitive Disease and if

Psilocybin's promising clinical success were derailed then in the future it would have serious negative impact on the sustainability of the Company

Dependence on strategic partners.
The Company will be dependent on the development of strategic relationships that may include;Technology Companies, industry consultants, distributors,, investors, finance companies, investment banks, technology companies, farming operators, production companies, distributors, talent, public relations and advertising agencies and other persons to support and/or fund the production and distribution of our products. Failure to complete any type of significant strategic agreements in the above areas may significantly and adversely impact our ability to produce, market and sell our products.

Our operating results may be adversely affected by increased costs, shortages of raw materials, or labor or disruption to production facilities.
The raw materials, which the Company uses for the production of its Psilocybin Mushroom and Mushroom Based Nutraceuticals, are largely commodities that are subject to price volatility caused by changes in global supply and demand,, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in the cost of raw materials or packaging materials, the Company may not be able to increase its prices to offset these increases without suffering reduced volume, revenue and operating Income. The Company may be adversely affected by shortages of such raw or packaging materials. Similarly, operating results could be adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Lack of liquidity and need for additional funds.
The Company will require the commitment of substantial additional funds to support current development, product production and marketing efforts. Although the Company is presently considering various alternatives for obtaining additional financing, no assurances can be given that the Company will be able to obtain such funds, and failure to do so would have a material adverse effect on the Company's ability to implement our business strategy on acceptable terms. Insufficient funds may require the Company to delay, scale back or eliminate some or all operations.

Dependence on trademarks, copyrights and other proprietary intellectual property.
Founder's have licensed to Psilothera their Intellectual property for Company use. Because the Company shall rely on its intellectual property rights, the inability to protect those rights or prevent their infringement by others could adversely affect business. Intellectual property is material to all aspects of operations, and the Company may expend substantial cost and effort in an attempt to maintain and protect its intellectual property. The Company expects that it will have an Intellectual portfolio of patent applications, registered trademarks and service marks and maintain a catalog of copyrighted brands and products through a license agreement with the CEO & Founder. Any inability to protect this portfolio of trademarks, service marks, copyrighted material, trade names and other intellectual property rights from piracy,

counterfiting or other unauthorized use could negatively affect business. The Company's success will depend in part on its ability to defend its intellectual property and to obtain additional rights to protect its products and processes in the United States and elsewhere. The Company cannot say with any certainty, however, that any additional intellectual property as referenced will be issued from any of these applications or, if rights are issued, that the claims allowed will be sufficiently broad to protect the Company's rights or that the issued rights will provide competitive advantages for its products. If the Company is unable to obtain sufficient protection for proprietary rights in its products or processes, competitors will be able to market competing products without conducting the lengthy production efforts the Company has conducted. There is no assurance that the Company's properties do not infringe third-party rights, and the Company cannot say with any certainty that any rights issued to it or licensed by it can withstand challenges made by others or that the Company will be able to protect its rights. Company is uncertain whether any intellectual property applications will require it to alter or cease its potential products or processes. Any failure to obtain any necessary protection could hurt business substantially. Expensive and drawn-out litigation may be necessary to assert any rights or to determine the scope and validity of rights claimed by other parties. Litigation could be too expensive for the Company to pursue, and any failure to pursue litigation could result in the loss of the Company's rights, which could hurt business substantially. In addition, the laws of certain foreign countries do not protect United States Intellectual Property Rights to the same extent, as do the laws of the United States, if at all.

Dependence on key personnel.
Future performance depends in significant part upon the continued service of current management team. Because the Company has a relatively small number of employees, continuing success depends on the ability to attract, retain and motivate highly qualified management and freelance personnel and on our ability to develop and maintain important industry relationships. Moreover, the Company will need to hire additional personnel and develop additional collaborations as the Company expands its activities. The Company cannot ensure that the Company will be able to attract, retain or motivate these personnel or establish and maintain these collaborations. Failure to do so would have material adverse consequences.

Risks related to the Shares.
Current shareholders have substantial control over the Company, and they could delay or prevent a change in management control even if other investors wanted it to occur. As of June 1, 2021, the Founder's, Executive Officers, Advisory Board Members Principal shareholders hold in the aggregate 100% of the outstanding Common Shares. These shareholders are able to exercise significant control over all matters, including the appointment of members and approval of significant transactions. This could delay or prevent an outside party from acquir-ing or merging with the Company even if the other shareholders wanted it to occur.

The Company may experience fluctuations in quarterly operating results; cash requirements and margins.

It is expected that quarterly revenues and operating results will fluctuate as a result of a variety of factors. These factors, some of which may affect the Company and some of which are beyond the Company's control, include the timing of expenditures of marketing, leasehold improvement and the like, timing of the hiring or loss of personnel, changes in the pricing strategies and business focus of the Company or its competitors, capital expenditures, operating expenses and other costs relating to the expansion of operations, general economic conditions and acceptance and use of the spirits market in general. At the present time, the Company has determined to increase expense levels, which to a large extent are fixed, based in part on expectations as to future revenues. The Company will base future expense levels similarly. Revenues and operating results are difficult to forecast because of these fluctuations and because the Company lacks any historical financial data. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of demand for the Company's services in relation to the Company's expectations would have an adverse impact on the Company's business, operating results and financial condition.

The Company may not be able to properly manage growth.
There can be no assurance that the Company will effectively develop and implement systems, procedures or controls adequate to support the Company's operations or that management will be able to achieve the rapid execution necessary to fully exploit the opportunity for the Company's services. To manage its business and any growth, the Company must continue to implement and improve its operational and financial systems and continue to expand, train and manage its employees. In particular, Management believes that the Company will need to hire qualified administrative and management personnel in the accounting and finance areas to establish and manage financial control systems. If the Company is unable to manage its business effectively, the Company's business, operating results and financial condition will be materially and adversely affected.

No public market for the Shares
There is no public market for the Shares being sold in this Offering, and it is not known when, if ever, a public market for the Shares may develop. Dilution risk. In the event that the Company raises additional capital through the issuance of equity securities, or securities exercisable for or convertible into equity securities, the investors could experience substantial dilution. Further, any additional Shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of the outstanding Common Stock. The Company expects to grant stock options to its management team and employees as part of its compensation policy resulting in additional and proportionate shareholder dilution.

Management will maintain control of the Company.
Current executive officers and directors of the Company hold, directly or indirectly, stock representing more than 50% of the Common Stock of the Company. These shareholders will continue to determine the outcome of corporate actions requiring shareholder approval, Including the election of directors until such time as their Shares are diluted through subsequent Offerings.

Management has broad discretion as to use of proceeds.

The net proceeds to be received by the Company are to be allocated for specific purposes Including but not limited to: building of treatment centers and mental health programs, mushroom grow facilities, research & development, advertising , and marketing, product development, inventory, consulting and professional fees, working capital and general corporate purposes. A portion of the net proceeds of this Offering may also be used for strategic acquisitions of businesses and products complementary to those of the Company. Management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied.

There have been no dividends paid.

The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth.

The terms of the Offering are arbitrary and there is an absence of professional opinion.

The terms of the Offering were arbitrarily determined by the Company, were not the result of any arms-length negotiation, do not bear any relationship to the assets, book value, results of operations, net worth, or other objective criteria of value applicable to the Company and should not be considered an indication of the actual value of the Company. In addition, there have been no professional opinions concerning the value of the stock of the Company, the value of the assets of the Company, the net worth of the Company, the projected financial financial information or other matters related to this Offering.

ANY INVESTMENT IN THE SHARES IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK.

ALL RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES. YOU SHOULD ONLY INVEST IN THE SHARES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Patrick Atanasio, Sr.	4,500,000	Common Stock	45.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each Share shall provide for one (1) vote.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Psilothera, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

PsiloThera, Inc. is a pre-revenue developmental stage company and shall rely on investment capital until products and services shall be ready to be offered to the public and not revenue as a means to continue operations of the Company for the foreseeable future.

PsiloThera is deploying its specialized Scientific, Medical & Technology Teams to broadly scale operations with laser focus and precision.

The Company shall initially launch its efforts on the discovery and exploitation of novel psilocybin compounds for drug development.

Our Research & Development Lab shall focus on (20) species of Psilocybe Cubensis and Medicinal Varietals. We shall launch our Quantum Technology - Materials & Computing, Artificial Intelligence (AI), and Machine Learning (ML) initiatives immediately.

The Company expects to file a U.S. Patents on its Proprietary Therapuetic Process and Tele-MentalHealth Therapeutic Online Platform by August 2021.

Foreseeable major expenses based on projections:

Based on the Company's projections we foresee the major expenses will be the following: (1) Drug & Formulation Development; (2) Psilothera Tele-Health Therapeutic Platform Development; (3) Fungi Grow & Lab Launch; and (4) Psilthera Therapeutic Center.

Future operational challenges:

Some future operational challenges that the Company foresees will be Regulatory & Licensing as well as Drug Development.

Future challenges related to capital resources:

Early on, the Company will not much have Cash Flow but epects to see revenue from Nutracuetical Sales and Licensing. Drug & Formulation Development can, unfortunately, take longer than expected and there can be unforeseen expenses caused by delays in this process.

Future milestones and events:

We foresee PsiloThera's potential discovery of a new and novel compound leading to a FDA breakthrough Therapy Designation Application and Approval as being critical to the success of the Companyas well as:

- Launching the PsiloThera Fungi Grow.

-Launching Drug Development Process

- Launching Nutraceutical Line Production.

- Launching the PsiloThera Tele-Health Therapeutic Platform.

- Closing Important Strategic Alliances, Licensing and Partnerships

- PsiloThera Licensing Approval for Psilocybin Grow, Cultivation, Therapy, Prescriptions and Dispensing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources currently available to the Company is a $50,000 Partner & Advisor Loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this crowdfunding campaign are critical to PsiloThera's operations. Although we obviously can't operate with the minimum amount of campaign amount, we can likely operate for approximately twelve (12) months upon completion of the $5 Million crowdfunding raise. We expect to immediately work and proceed towards raising our Series A Round as we shall need additional capital to execute our business model.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This CF campaign is necessary to the viability of the Company as it serves as our Seed Round and to fund operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will not be able to operate the Company on the minimum raise of $10,000. Psilothera's business model and market opportunities require significant capital. We expect our overall funding needs to be north of $100 Million over the long term. As such, raising the minimum will mean we are not able to operate the company for any amount of time.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company projects that the maximum raise amount will allow it to launch operations and operate the Company for approximately one (1) year. The Company shall manage funds carefully through a series of planned fundable events.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

PsiloThera plans to do a Reg A Private Placement upon the completion of the present CF offering round. The Company's objective is to either acquire/merge with another company to become publicly traded and/or to eventually do an IPO when appropriate to do so.

Indebtedness

- **Creditor:** Partner Advisors
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: June 01, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $50,000,000.00

Valuation Details:

Our Valuation Methodology is based on the following: (1) Current Valuations of Industry Competitors; (2) Size of Target Markets; and (3) Our Management Team.

(1) Current Valuations of Industry Competitors: There are several competitors that are developing psychedelics and psilocybin-based therapeutics and therapies and are in the same space as Psilothera and include the following (approximate company valuation reference examples as of 07/12/21- Source: Yahoo Finance):

Atai Life Sciences (ATAI): Market Cap $2.9 Billion

Atai Life Sciences is a competitor but also could be a potential investor as they are with Compass Pathways. They are a hybrid competitor and will look to acquire assets and novel compounds in the psychedelic arena. They have a platform model whereas Psilothera is a vertical Psilocybin Grow, R&D, Drug Discovery, Tele-Mental Health and Therapeutic Treatment Center.

Compass Pathways (CMPS): Market Cap $1.49 Billion

Compass Pathways will be a competitor in 2 of 4 of our core business model practice areas: Psilocybin-based drug development and therapy & discovery centers.

MindMed (MMED): Market Cap $1.49 Billion (CDN)

MindMed is focused on psilocybin-based research, drug development, and therapy & discovery centers.

Numinus Wellness (NUM.V): Market Cap $224 Million (CDN).

Numinus is a Bioscience & Psychotherapy company that is working with Ketamine and Psilocybin.

(2) Target Market Focus - Global Annual Drug Sales

* $15.8 Billion Anti-Depression

* $4.7 Billion Anxiety

* $9.5 Billion ADHD

* $5.8 Billion Anti-Addiction

Psilocybin Breakthrough Research

JOURNAL OF JAMA PSYCHIATRY - 2020 Study finds that a treatment of psilocybin works much better than usual antidepressant medicine.

We expect that many patients will leave traditional pharmaceuticals and turn to alternative therapeutic methods like psilocybin.

(3) Management Team: We have a battle-tested Management team built for our very specialized business model and that has leadership experience in Biotechnology, Medicine, Psychotherapy, Neuroscience, Behavioral Science.

Chaplain Chuck Atanasio: Retired Army Chaplain, Major & Behavioral Scientist. Iraq War Veteran & Bronze Star Recipient.

25 Years of Experience in Military Mental; He Trained Certified Military & 1st Responders in Suicide Prevention for 16 years.

Jacquelyn Wright-Minogue: Clinical Trial Advisor. Jacquelyn has 30 years of Pharmaceutical Industry with current Experience Project Manager and has worked on taking developmental drugs through Clinical Trials to FDA approvals with leading Companies such as Schering-Merck, Novartis

John Atanasio, CEO: Internet Industry Pioneer with experience in developing and working with Medical & Healthcare online platforms, technologies -Electronic Medical Record (EMR), e-Rx and patient portal and apps.

**** The Company set its valuation internally, without a formal-third party independent evaluation.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Acquisition of a Public Shell Company*
  8.0%
  If we only raised the minimum of $10,000, the Company would use the funds to continue to raise capital.

- *Research & Development*
  15.0%
  Psilocybin Research , Patient Research

- *Company Employment*
  18.5%
  Salaries & Bonuses

- *Operations*
  30.0%
  The Company Shall pay for infrastructure, plant and equipment from these funds.

- *Working Capital*
  25.0%
  Short term and day to day business expenses.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  18.5%
  Salaries & Bonuses

- *Operations*
  30.0%
  Plant & Equipment, Fungi Grow Operations, Tele-Health Mental Healthcare Platform Development and Therapeutic Setting Buildout.

- *Working Capital*
  25.0%
  Short Term Day-to-day Business expenses

- *Acquisition of a Public Shell Company*
  8.0%
  Costs and Fees.

- *Research & Development*
  15.0%
  Psilocybin Research and Treatment Specific Drug & Formulation Development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.psilothera.com/ (Investor Relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/psilothera

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PsiloThera, Inc.

[See attached]

PSILOTHERA INC.

(a Wyoming corporation)

Financial Statements

For the inception period of September 18, 2020 through December 31, 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

June 22, 2021

To: Board of Directors, PSILOTHERA, INC.

Re: 2020(YE) Financial Statement Audit

We have audited the accompanying financial statements of PSILOTHERA, INC. (a corporation organized in Wyoming) (collectively, the "Company"), which comprise the balance sheets as of December 31, 2020, and the related statements of income, shareholders' equity/deficit, and cash flows for the inception period of September 18, 2020 through December 31, 2020, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the inception period of September 18, 2020 through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

June 22, 2021

PSILOTHERA INC.
BALANCE SHEET
As of December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2020**
Current Assets	
Cash and cash equivalents	$ 0
Total current assets	0
Total Assets	$ 0
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
None	$ 0
Total Current Liabilities	0
Total Liabilities	0
SHAREHOLDERS' EQUITY	
Common Stock, (20,000,000 shares of $0.0001 par value authorized, 9,300,000 shares issued and outstanding as of December 31, 2020)	930
Additional paid-in capital	(930)
Retained deficit	0
Total Shareholders' Equity	0
Total Liabilities and Shareholders' Equity	$ 0

PSILOTHERA INC.
STATEMENT OF OPERATIONS
For inception period from September 18, 2020 through December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2020
Revenues, net	$ 0
Less: cost of goods sold	0
Gross profit	0
Operating expenses	
Other general and administrative	0
Total operating expenses	0
Net Operating Income (Loss)	0
Tax (provision) benefit	0
Net Income (Loss)	$ 0

PSILOTHERA INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For inception period from September 18, 2020 through December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholders' Equity
	# Shares	$			
Balance as of September 18, 2020 (inception)	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Share issuance	9,300,000	930	(930)		0
Net Income (Loss)				0	0
Balance as of December 31, 2020	**9,300,000**	**$ 930**	**$ (930)**	**$ 0**	**$ 0**

PSILOTHERA INC.
STATEMENT OF CASH FLOWS
For inception period from September 18, 2020 through December 31, 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2020
Operating Activities	
Net Income (Loss)	$ 0
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating asset and liabilities:	
None	0
Net cash used in operating activities	0
Investing Activities	
None	0
Net cash used in operating activities	0
Financing Activities	
Share issuances	0
Net change in cash from financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

PSILOTHERA INC.
NOTES TO FINANCIAL STATEMENTS
For inception period from September 18, 2020 through December 31, 2020
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

PSILOTHERA INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Wyoming on September 18, 2020 and is a pioneering life sciences company deploying technology and artificial intelligence in drug development of proprietary psilocybin ("magic mushroom") based therapeutics.

Since inception, the Company has been in a development and has limited commercial activity. As of December 31, 2020, the Company had no retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $0.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be an early-stage research and development company.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and has had little activity since inception through December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 20,000,000 shares of $0.0001 par value of common stock. The Company does not have any other authorized classes of shares.

The Company has issued 9,300,000 shares to founders and the management team. Those shares were not paid up through December 31, 2020.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions but may in the future.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Psilothera, Inc.

Psychedelic Healthcare Innovation


PSILOTHERA
Psychedelic Healthcare Innovation

Website | Henderson, NV | BIOTECHNOLOGY

$0.00 raised

0 Investors	$50M Valuation
$5.00 Price per Share	$500.00 Min. Investment
	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Psilothera is a pioneering mental health care company dedicated to creative, modern solutions to treat global healthcare concerns, including depression, anxiety, PTSD, eating disorders, addictions, Alzheimer's, dementia, and more. We plan to deploy quantum technology to shorten the drug development time, which will give us an advantage over our competitors. With a focus on healing, hope, and compassion, we aim to change the paradigm of mental healthcare with their Psilocybin-based therapies.

Reasons to Invest

- Psilothera is stepping in to the scene of major healthcare crisis by focusing on medical research breakthroughs and groundbreaking legalizations
- The company is actively targeting a $100 billion market opportunity in Psilocybin healthcare
- Psilothera is led by a battle tested management team with business model, strategy and plan driven by research and development

THE PROBLEM

The world is in the throes of a mental health crisis

Recent estimates from the World Health Organization show that roughly 322 Million People suffer from Major Depression Disorder. In the US alone, 16 million people suffer from this debilitating disease. What's worse is that up to a third of the people suffering from clinical depression are "treatment resistant," meaning traditional antidepressants don't treat them. This resistance is one of the reasons why 17.6 veterans commit suicide a day in the United States. With the current state of the mental healthcare industry, they have no other options for medication.



A recent Gallup poll shows that the pharmaceutical industry is the least trusted industry in America. Toxic industry norms, widespread corruption, as well as harsh side effects of mental health medicine have created a need for a viable alternative among patients and consumers. (Source)


We are in the middle of a global mental healthcare crisis.
300m
opiod prescriptions
322m
major depressive disorder
284m
anxiety
16m
adult ADHD sufferers

THE SOLUTION

Psilocybin-based therapy is revolutionizing the world of mental healthcare

Psilothera commits to providing new remedies for mental wellness by creating compounds for Psilocybin-based treatments. Psilocybin assisted therapy gives the patient the opportunity to fully engage in self-reflection and personal expression, ultimately shift emotional and behavior patterns.


Psilocybin assisted therapy
The goal is to change emotional and behavioral patterns.

1. **Patient Enrollment**
   Patients complete a medical and symptom questionnaire, and at one to four weeks following completion of their Psilocybin treatment.

2. **Preparation Session**
   Before the session, the therapist has a tele-mental healthcare video session and quality time to get to know the patient and form a trusting relationship. This helps the patient relax, knowing someone is there advocating and supporting them throughout the sessions.

3. **Administration Session**
   The patient lies down and is given a Psilocybin dose by two clinical personnel who provide guidance and reassurance. During this time, patients will listen to music and wear an eye mask to help them focus internally. A therapist is helping guide this 5-6 hour process and is present for the entirety of the session.

4. **Integration Session**
   With the guidance of their therapists, patients are encouraged to openly discuss their psychadelic experiences and form their own personal insights and ideas. Every experience is unique. Self-reflection and personal expression is encouraged.

The technique used in Psilocybin assisted therapy is microdosing. Microdosing is the regular intake of very small quantities of psychedelic substances. Microdosing is beneficial because while there are minimal acute effects reported, these substances claim a range of long-term health and well-being benefits. We believe the fear of having a "bad trip" on Psilocybin makes microdosing a more approachable option for the millions of people suffering.


We are dedicated
to creative, modern
solutions to treat
global health concerns.

Our Vertical Business Model

Research & Development
AI & Machine Learning

Drug & Nutraceutical Development
Quantum Technology

Tele-Health
Mental Healthcare Therapeutic Platform

Psilocybin Therapy
Microdosing and Physician-Directed Therapy

THE MARKET

Vertical integration powered by quantum technology

Drug Development & Quantum Technology

Psilothera's battle tested leadership team is made up of entrepreneurs, mental health professionals, and mushroom farmers. This team agrees on the same mission: be one of the first companies focused on developing Psilocybin-based therapeutics while deploying quantum technology. We are currently in the final stages of procuring a technology licensing agreement with a well-known quantum technology company, which will drastically reduce the development time as well as the cost of therapeutics.



Psilothera's battle tested leadership team is made up of professionals from **science**, **medical** and **technology** backgrounds.



Psilothera is a market disrupter.

Our therapeutics aim to shake up multiple drug sale markets, incl.:

$15.8b
antidepressants market

$9.58b
ADHD medication market

$5.8b
anti-addiction medication market

$4.7b
anxiety medication market

OUR TRACTION

Gaining momentum by the day

Breakthrough studies by reputable programs such as Journal of JAMA Psychiatry, Johns Hopkins Center for Psychedelic & Consciousness Research, Imperial College, and US National Library of Medicine National Institute of Health have all shown promising results on psychedelics' ability to treat long-lasting depressive, PTSD, and anxiety symptoms with minimal side effects.

Psilothera's partnership with the Zoom Healthcare ISV Program to develop its tele-health mental health care video platform is paving the way for groundbreaking development in online Psilocybin-based treatment.


Psilothera is paving the way for developments in online Psilocybin-based treatments that are HIPAA compliant.
zoom
Zoom Healthcare ISV

Psilothera is pre-revenue and our Fungi Grow & Lab is in its pre-launch stage. Once launched, the lab will begin researching, growing, and developing 20 different types of Psilocybe Cubensis, providing us with a robust portfolio of therapeutic fungi.

The varieties of mushrooms to be used in our formulations include Reishi, Lion's Mane, Turkey Tail, Shiitake, Maitake, and Oyster. Reishi, for example, is being studied and used for its anticancer potential at the Memorial Sloan Kettering Cancer Center. Our Mushroom Nutraceutical product line for cancer patients is designed to support their current treatments program.


We plan to develop a nutraceutical product portfolio based on fungi varietals and special blends for those battling cancer or with auto-immune issues.

On a global scale, in November 2020, Oregon became the first state in the United States to legalize Psilocybin, allowing supervised use of psilocybin in a therapeutic setting.

Furthermore, voters around the country have decriminalized in Washington DC, Denver, Oakland, Ann Arbor, Houston, Somerset and Cambridge, MA so far. Psilothera projects widespread movement towards Legalization and Decriminalization by 2023.



WHY INVEST

The time to invest is now

A major paradigm shift is occurring in the healthcare sector. Breakthrough medical studies, a string of groundbreaking legalizations, and an unprecedented public openness to psychedelics has paved the road for Psilocybin-based therapy to be a legitimate alternative to pharmaceutical products. Psilothera aims to deploy this cutting edge medicine to establish itself as a beacon of hope, wellness, and compassion in the mental health market.


The time is now.
Thanks to:
medical breakthrough studies
groundbreaking legalizations
public openness to psychedelics

Annual sales for antidepressants, ADHD, anxiety, and anti-addiction medications well exceed $30 billion, and an increasing number of studies are showing a potential for Psilocybin and other psychedelic-based therapies to be as or even more effective than their pharmaceutical counterparts, meaning potential billions in revenue.

Our mushrooms aren't magic. They're therapeutic, backed by science. We believe they're the future of mental health treatment.


Join us in changing the modern mental healthcare system.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

2019
Johns Hopkins & Imperial College London Open World's First Psychedelic Research Centers.
Ground Breaking Research

September 2020
PsiloThera, Inc. Launches-Files Corporate Articles of Inc. Wyoming.

September 2020
Psilocybin Research & Development Program- 20 species of Psilocbye Cubenus.

September 2020
Drug Development Approach Announced Botanical+Quantum Technology+Ai.

November 2020
John Hopkins Psychedelic Research Breakthru-Psilocybin More Effective vs Anti-Depressants.

November 2020
Psilocybin "Magic Mushrooms" Legalized & Decriminalized-Oregon & Washington, D.C.

February 2021
John Atanasio, CEO Testifies in Support of Psilocybin Legalization State of Hawaii Legislature.

May 2021
PsiloThera Partners with Zoom ISV Program-Tele-Health Video Platform Development.

May 2021
Psilothera & Quantum Technology Company Agree to Partner.

July 2021
PsiloThera Launched on StartEngine.

July 2021
California Senate Bill 519 Passes-Decriminalizes Psilocybin
Decriminalizes Psilocybin

November 2022
PsiloThera Propriatary Therarapeutic Approach Developed.

Meet Our Team



John Atanasio

CEO

John is a Visionary and Serial Entrepreneur with significant Executive Management experience. He is an Advocate for Psilocybin Decriminalization & Legalization and Testified in Support of Psilocybin Decriminalization at a Session of the State of Hawaii Legislature debating SB:38 on February 2021. John has a Successful track record of developing and working with next generation web based platforms & technologies for Healthcare & Medical Industries: Electronic Medical Record (EMR) Technologies, e-RX Technologies, Online Physician Platforms & Patient Wellness App.



Jacquelyn Wright-Minogue

Advisor- Clinical Trials & Founder

Jacquelyn Wright-Minogue, MS, PMP has over 30 years of pharmaceutical industry experience. Jackie first joined Schering-Plough in the pathology area. She then moved onto basic research and clinical research in several therapeutic areas such as pathology, virology, allergy and immunology, oncology and rare diseases. Her cloning, RT-PCR and DNA sequencing knowledge and skills led her to an adjust professor teaching position at a Kean University where she taught master level courses in DNA sequencing. Feeling the need to get closer to the patient experience after 20 years in basic scientific research, Jackie leaves Schering-Plough/Merck, and moves onto Novartis to work on oncology trials. Working on clinical trials for medulloblastoma in children and basal cell carcinoma. The drug was approved by the FDA as sonidegib for locally advanced basal cell carcinoma. From big pharma, Jackie moved onto a small biotech company called Amicus Therapeutics where she quickly advanced to her current role as Sr. Director of Clinical Operations. Jackie helped spearhead and enrolled the largest ever trial in Pompe Disease in record time, keeping patients on study during a global pandemic. It is her life mission to get medication to those in need. During the pandemic more people are suffering from mental illness than ever before. Jackie believes that this unmet medical need could benefit from a healthier, natural option with less side effects than traditional medicine.



"Chaplain Chuck" Atanasio

Director of Research, Psychologist, Retired Army Major, Chaplain & Behavioral Specialist

Chaplain Chuck will spearhead our clinical approach and shall develop our Veteran & Civilian Psilocybin Therapeutic Studies and Programs & Suicide Prevention Programs. Chaplain Chuck trained hundreds of military personnel once a year in suicide prevention for 16 years. He has also been Certified to Train First Responders on suicide intervention. An Iraqi Combat Vet, he has served 25 years in the military as an Army Chaplain and as a Behavioral Science Specialist. Chuck has a MSW Degree in Social Work from Marywood University and a MS in Experimental Psychology from Purdue University and a BA in Psychology from Seton Hall University. Notable Service of Achievement and Invaluable Experience: Awarded Bronze Star & GWOT Expeditionary Medal for Military Service, 2003-2004. GWOT=Global War on Terrorism. Operation Iraqi Freedom; Awarded General Petraeus Excellence in Combat Coin. Chaplain Chuck has provided compassionate spiritual needs assessments, care & counseling to increase the resiliency of hundreds of individuals, couples and families in: burn wards, combat operations, in-patient psychiatric wards critical incidents, emergency rooms, funeral homes, hospice, hospitals, memorials, military deployments and exercises, nursing homes, orphanages, prisons, relationship enhancement retreats and work office settings.



Michell PonTell

Head Therapist-Advisor

ichell PonTell, Head Therapist, LCSW, MA, CCTP

Michelle is a Certified Clinical Trauma Professional, clinically trained in Somatic Experiencing, a method ideally suited to gently releasing the stress, anxiety, trauma and overwhelm trapped in one's body. This powerful modality allows clients to quickly resolve past emotional issues so they can move forward with a sense of joy and freedom.

Her experiences working with Hospice, as well as providing intensive in-home therapy to families, has allowed Michelle the humbling privilege of walking with all types of individuals through some of life's most difficult circumstances. Whatever your situation, she is available to meet you where you are and help you get to where you want to be.



Jan Rydfords

Doctor- Medical Advisor

Dr. Rydfors received his Medical degree and specialization training from Stanford University Medical Center where he is an Adjunct Clinical Professor. Dr Rydfors has extensive experience in high risk Obstetrics, advanced fertility treatment and treatment of recurrent miscarriages. Over the last 30 years, Dr Rydfors has developed a successful multidisciplinary program to prevent recurrent miscarriages which attracts patients from all over the US. His interests include also autism prevention in pregnancy. He is the initial creator and current Co-Author of the popular "Handbook in Obstetrics, Gynecology and Infertility," now in its sixth edition, the main handbook used by all Obstetricians and Gynecologists in training in the US. He was the founder of OBOnTheGo and EmbraceHerHealth which made the most complete medical grade pregnancy Mobile Apps when they came out and currently is a co-founder of EverDoc where powerful AI and Machine Learning is being used to optimize medical care. He is the Chief Medical Advisor for the American Pregnancy Association and acts as a Medical Advisor for several Silicon Valley Companies. He is the recipient of the Compassionate Doctor, Marquis who's who in the world and Patient's Choice award.



Holly Scott

Director of Fungi Grow & Cultivation

Holly is the "Mushroom Queen" and will lead our grow operations and has extensive experience in this area of specialization. Holly has curated a portfolio of (20) Psilocybe species spores to launch an extensive Psilocybe grow operation.



Anthony Baldassari

Behavioral Analyst

Anthony shall we be part of our team that shall be working with high risk patients. Anthony recently Earned his MA in Behavioral Analysis from Florida Institute of Technology and previously earned his BA from the University of Colorado in Neuroscience and Psychology. Anthony has worked at RBT since 2017 and has worked with individuals of all ages with a wide range neurodevelopment disorders. His research Interest include the use of ABA with individuals with dramatic brain injuries and individuals with co-morbid mental health and neurodevelopment disorders diagnosis.



Adam Bell

Creative Director- Web Design & Strategy

Adam Bell has been designing and developing website projects for twenty five years. He has worked on a variety of projects in the world of e-commerce and entertainment. Current projects are with Cafe du Monde, Tattoo Tequila, Skull + Monarch Auctions + Galleries and PowerAnimal Pet Foods. In the past he's worked with the likes of Ovation TV, Amblin Partners, Tender Greens and the Ford Motor Company among many others. He's worked with everyone from small startups to multi-national corporations. Adam is going to help spearhead the development of a groundbreaking e-Mental Health initiative that will provide relief from suffering for millions a people.



Dan Vosler

Director of IT

Daniel is Linux Systems Engineer and has been recently been working in the academic research space with some of the best computer science programs in the world. Daniel believes we have a core responsibility to steward our resources to benefit humanity; especially to those in need of care.



Leif Rydfors

Patient Advocate - Spokesperson

Leif's passion for healing stems from the challenges he faced during a life-long battle with debilitating depression and anxiety. His tenacity and desire for emotional relief led him to seek treatment. After reading about the cutting-edge research that was done in John's Hopkins University and Imperial College in London his intrigue led him to action. His psilocybin treatment along with his spirituality has clearly shown him that we were put here on this planet to serve. His biggest desire is for global awakening and he feels compelled to help people navigate through the deep waters of true self-discovery. Leif is determined and compelled to offer the guidance of his experience to transcend the pain and suffering of others in need.



Spike Humer

Business Development & Strategy

Spike Humer shall advise Psilothera in areas of Business Development and Strategy. Spike is widely-recognized as a thought-leader and world-renowned expert in leading and inspiring companies, organizations, and individuals to achieve more, have more, and be more. He's been called the "mentor's mentor" and is highly regarded as a master marketing strategist and performance acceleration expert. Spike serves as a trusted advisor and performance consultant to entrepreneurs and individuals from virtually every walk-of-life and in countless industries. He is an acclaimed author, speaker, thought-leader, and creator of "The 10 Day Turnaround Methodologies", "Rapid Success Technologies", and "The Overnight Entrepreneur" seminars, book, and workshop series.



Howard "Mystro' Stroman

Business Development & Strategy

"Mystro" shall focus on opportunities to drive growth via strategic partners and alliances.

Professionally Mystro is a. Music & Entertainment Industry Executive and iconic Vegas Music Director & Performer. He is a serial entrepreneur with business interests in the areas of Music Production, Internet + Technology, Craft Spirits, Cannabis, CBD & Quantum Technology.



Glen Biondi, Esq.

Legal Advisor

Mr. Biondi obtained his Law Degree from Thomas Jefferson School of Law in San Diego, California and has been practicing law in California since 2000. Mr. Biondi shall advise Psilothera on wide array of Corporate legal matters. Prior to his Law Career he held positions in the Financial Services Industries and also he owned his own Contracting company. However, after undergoing a double-lung transplant in 1993, he was forced to change careers and eventually leading Glen to his career in Law.



Ed Galisewski

Spiritual Advisor

Ed Galisewski has spent his entire career working in the field of Pharmaceutical sales. 29 years as a Virology/HIV Sales rep for Abbvie selling cutting edge Protease Inhibitors and now the last 5 years as the Regional Account Manager for Walgreens Specialty Pharmacy division covering several states. Ed has also served for 35 years as a Lay Pastor for several large suburban churches as a Men's Ministry Director. His passion has always been about getting men together to talk freely about their life struggles and help them wrestle with their questions about faith. Ed is the author of two books that explore the concept of why people walk away from religion. "A Simpler Faith" and "Simplifying Religion" are his two book titles. His underlying goal for both books is to bring people back to faith in a world where Religion seems to be pushing people away form it.



Anthony Amatucci

Legislative Analyst

Anthony shall act as our legislative analyst and activist to promote the Legalization of Psilocybin for use in therapeutic settings. Anthony has several years of experience working for former U.S. Rep. Leonard Lance of NJ and Senator Tom Kean and his issue coverage and focus was Healthcare, Infrastructure and Taxes.

Offering Summary

Company : PsiloThera, Inc.

Corporate Address : 17 Cerchio Basso, Henderson, NV 89011

Offering Minimum : $10,000.00

Offering Maximum : $5,000,000.00

Minimum Investment Amount (per investor) : $500.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 1,000,000

Price per Share : $5.00

Pre-Money Valuation : $50,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below. Note these perks do stack with the other offering perks. You will only receive the highest level bonus share perk you are eligible for.*

Company Perks*

Time-Based Perks

Friends & Family Bonus

Invest in the first 72 hours and receive 10% bonus shares.

Amount-Based Perks

Tier 1: $50,000+

Invest $50,000 or more and receive 5% bonus shares

Tier 2: $75,000+

Invest $75,000 or more and receive 7% bonus shares

Tier 3: $100,000+

Invest $100,000 or more and receive 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Psilothera will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Psilopthera Start Engine .30 Sec Commercial

You've already seen the headlines about the breakthrough research being done using psychadelics to treat all sorts of mental health conditions.

Introducing Psilothera, a pioneering mental healthcare leader in the innovative use of psilocybin.

Groundbreaking research, growing legalization and unprecedented results are paving a new way to support the needs of a $100 Billion market opportunity- the time to invest is now.

Find out more at startengine.com/psilothera.

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